Exhibit 99.5

HUNTON ANDREWS KURTH	450 Lexington Avenue New York, New York 10017 +1.212.850.2800 Phone +1.212.850.2929 Fax huntonak.com Paul N. Silverstein +1.212.850.2819 Phone paulsilverstein@huntonAK.com

April 27, 2018

VIA EMAIL

Alaska Communications Systems Group, Inc.

600 Telephone Avenue,

Anchorage, AK 99503

Attn: Leonard A. Steinberg

Re:       Purported Rejection of Notice of Nominations Submitted on February 9, 2018

Dear Mr. Steinberg:

On behalf of our clients, Karen Singer and TAR Holdings LLC, a New Jersey limited liability company (together, “TAR Holdings”), we are in receipt of the letter dated April 26, 2018 (the “Purported Rejection Letter”), from Alaska Communications Systems Group, Inc., a Delaware corporation (“ALSK” or the “Company”) and the Nominating and Corporate Governance Committee (the “Nominating and Governance Committee”) of the ALSK Board of Directors (the “Board”) with respect to the Notice of Nominations submitted by TAR Holdings to ALSK on February 9, 2018 (the “Nominating Notice”) to notify ALSK of its intention to nominate the following three (3) candidates for election to the Board at ALSK’s 2018 Annual Meeting of Stockholders (the “2018 Annual Meeting”): Steven G. Singer, Wayne Barr, Jr. and Patrick F. Doyle (the “Nominees”). In the Purported Rejection Letter, the Board purports to notify TAR Holdings of its conclusion that the Nominating Notice fails to comply with ALSK’s Amended and Restated Bylaws (the “Bylaws”).

The Nominating Notice complies in all respects with the Bylaws, including, without limitation, Article II, Section 8. TAR Holdings has submitted a proper and timely advance notice of its nominations of the Nominees in accordance therewith. TAR Holdings disagrees with the Board’s characterization that the Nominating Notice is deficient and the Board’s threat to prohibit TAR Holdings from nominating the Nominees at the 2018 Annual Meeting. Notwithstanding that the Nominating Notice complied with the Bylaws, in good faith, and in an abundance of caution, TAR Holdings provided additional information to the Board in response to the Board’s unnecessary requests for additional information related to the Nominating Notice and the Nominees in a letter dated March 30, 2018 (the “March 30 Response Letter”) and by the Nominees’ participation in multiple interviews with the Board following the submission of the Nominating Notice. TAR Holdings submits that the Nominating Notice and the March 30 Response Letter, which were submitted far in advance of the 2018 Annual Meeting, contain publicly available information (and/or info that was in the Board’s possession at the time of the original submission of the Nominating Notice), are proper and timely under the circumstances, and provide the Board with more than sufficient time and information to evaluate the Nominees in advance of the 2018 Annual Meeting. Any purported technical deficiencies in the Nominating Notice (of which there are none) would, in any event, be immaterial.

TAR Holdings believes that the Board’s disingenuous attempt to portray the Nominating Notice as being deficient in the Purported Rejection Letter is yet another in a long line of apparent attempts by the Board and Company management – in the face of deteriorating financial performance and a woefully underperforming stock price – to entrench themselves to the detriment of ALSK’s stockholders. TAR Holdings also believes that the Board’s improper refusal to acknowledge the validity of the Nominating Notice is another waste of corporate assets by the Board and management, which shall be borne entirely by the Company’s stockholders. Nevertheless, TAR Holdings intends to take all actions it deems necessary and advisable to protect its rights as a stockholder of the Company. Specifically, in response to the Purported Rejection Letter and the Board’s stated intention to disregard TAR Holdings’ nomination of the Nominees at the 2018 Annual Meeting, TAR Holdings has engaged local counsel to commence such litigation, as early as next week, in the Delaware Court of Chancery to compel ALSK to permit TAR Holdings to make stockholder proposals, including the nomination of the Nominees, at the 2018 Annual Meeting.

Notwithstanding the Board’s bad faith and incorrect stated conclusion that the Nominating Notice was allegedly deficient (which it was not), TAR Holdings remains open to engaging with the Board and management of ALSK to reach a mutually agreeable resolution that would avoid the need for an election contest at the 2018 Annual Meeting.

If you have any questions or would like to discuss the foregoing, please feel free to contact us.

Sincerely,

/s/ Paul N. Silverstein

Paul N. Silverstein

cc:	Karen Singer, TAR Holdings LLC Jeremy B. Reckmeyer, Esq., Hunton Andrews Kurth LLP Gregory V. Varallo, Esq., Richards, Layton & Finger, PA Keith E. Gottfried, Esq., Morgan Lewis & Bockius LLP